UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

          MAX INTERNET COMMUNICATIONS, INC. f/k/a VOXCOM HOLDINGS, INC.
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                                (Name of Issuer)

                         Common Stock, Par Value $0.0001
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                         (Title of Class of Securities)

                                   57771Q 10 9
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                                 (CUSIP Number)


                          Year Ended December 31, 1999
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            (Date of Event which Requires Filing of this Settlement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  Rule 13d-1(b)
          |X|     Rule 13d-1(c)
                  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


 CUSIP No. 57771Q 10 9                        Page     2     of     5     Pages
          ------------                             ---------    ---------

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Kling, Jelko, Dr. Dehmel Wertpapierhandelsbank, A.G. ("KJD")
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [x]
                                                                    (b) [ ]

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     3       SEC USE ONLY


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     4       CITIZENSHIP OR PLACE OF ORGANIZATION

              Germany
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                       5      SOLE VOTING POWER

      Number of                      810,000
       Shares          ---------------------------------------------------------
    Beneficially
      Owned by         6      SHARED VOTING POWER
        Each
      Reporting                      1,200,000
       Person          ---------------------------------------------------------
        With
                       7      SOLE DISPOSITIVE POWER

                                     810,000
                       ---------------------------------------------------------

                       8      SHARED DISPOSITIVE POWER

                                     1,200,000
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     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             810,000 - Kling, Jelko, Dr. Dehmel Wertpapierhandelsbank, A.G.
             390,000 - Persons related to KJD
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     10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                 [ ]

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     11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.7%
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     12     TYPE OF REPORTING PERSON*

                CO (German investment securities financial services company), IN

--------------------------------------------------------------------------------

Item 1.
         (a)       Name of Issuer:
                          MAX Internet Communications, Inc., formerly known as
                            Voxcom Holdings, Inc.

         (b)       Address of Issuer's Principal Executive Offices:
                           8115 Preston Road
                           Eighth Floor - East
                           Dallas, TX 75225
Item 2.

         (a)      Name of Persons Filing: Kling, Jelko,
                    Dr. Dehmel Wertpapierhandelsbank, A.G. ("KJD")
                                          Bruno Kling
                                          Joachim Jelko
                                          Dr. Alexander Dehmel

         (b)      Business Address: Goethestrasse 7, 60313 Frankfurt A.M.,
                    Germany

         (c)      Citizenship: Germany

         (d)      Title of Class of Securities:  MAX Internet Communications,
                    Inc. Common Stock

         (e)      CUSIP Number 57771Q-10-9

Item 3.           Not applicable

Item 4.  Ownership

(a) Amount beneficially owned: 1,200,000 shares

(b) Percent of class: 7.7%

(c) Number of shares as to which the person has:

      (i)     Sole power to vote or to direct the vote: 810,000

      (ii)    Shared power to vote or to direct the vote: 1,200,000

      (iii)   Sole power to dispose or to direct the disposition of: 810,000

      (iv)    Shared power to dispose or to direct the disposition of: 1,200,000

Item 5.  Ownership of Five Percent or Less of a Class

                  Not applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company

              Not applicable.

Item 8.  Identification and Classification of Members of the Group.

              KJD (Co) - 860,000 shares owned of record of which 50,000 shares are beneficially owned by a group of employees of KJD. Bruno Kling (IN) - 113,400 shares owned of record.
              Joachim Jelko (IN) - 113,300 shares owned of record.
              Dr. Alexander Dehmel (IN) - 113,300 shares owned of record. (Messrs. Kling, Jelko and Dehmel are the principal owners of KJD.)

Item 9.  Notice of Dissolution of Group

              Not applicable.

Item 10.  Certification

         (a)  Not applicable

         (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.



February 2, 2000            Kling, Jelko, Dr. Dehmel Wertpapierhandelsbank, A.G.
----------------
Date

                                           By:  /s/ Joachim Jelko
                                                -------------------------------
                                                    Joachim Jelko, Director